[American International Group, Inc.]
November 23, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler

Re:	American International Group, Inc. — Registration Statement on Form S-4 (File No. 333-169849)
Dear Mr. Riedler:
     On behalf of American International Group, Inc. (“AIG”), I am transmitting for filing under the Securities Act of 1933, as amended, Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-169849) (the “Registration Statement”), relating to up to 7,348,942 shares of AIG’s common stock, par value $2.50 per share, which AIG plans to offer in exchange, plus up to $243,564,496 in cash, for up to 74,480,000 of its outstanding Equity Units consisting of Corporate Units.
     I have been authorized by AIG to request acceleration of effectiveness of the Registration Statement to November 23, 2010 at 4:00 p.m. New York time, or as soon as possible thereafter.
     In requesting acceleration of effectiveness of the Registration Statement, AIG acknowledges that:
     1. should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve AIG from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     3. AIG may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or comments regarding this filing to the undersigned at (212) 770-5123.

Very truly yours, /s/ Kathleen E. Shannon Kathleen E. Shannon Senior Vice President and Deputy General Counsel

cc:	Robert W. Reeder III Ann Bailen Fisher Glen T. Schleyer (Sullivan & Cromwell LLP)